January 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cindy Polynice
Joe McCann

Re:	NewAmsterdam Pharma Co N.V.

Registration Statement on Form F-1

Filed December 20, 2022

File No. 333-268888

Ladies and Gentlemen:

On behalf of NewAmsterdam Pharma Company N.V. (“NewAmsterdam Pharma” or the “Company”), we are submitting this letter in response to a letter, dated January 5, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed with the Commission on December 20, 2022 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

January 17, 2023

Registration Statement on Form F-1

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response to Question 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover page and pages 21, 22, 215 and 216 of the Amended Registration Statement in response to the Staff’s comment.

2.

Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price.

Response to Question 2: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover page and pages 10, 81, 87 and 165 of the Amended Registration Statement in response to the Staff’s comment.

3.	Highlight the significant impact that resales covered by this registration statement could have on the public trading price of your securities.

Response to Question 3: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover page and pages 8, 21, 165, 208 and 216 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 156

4.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response to Question 4: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 165 and 166 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

January 17, 2023

General

5.

Please revise your prospectus to highlight any differences in the current trading price, the prices that the PIPE investors acquired their shares and warrants, and the price that the public security holders acquired their shares and warrants. Disclose that while the PIPE investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response to Question 5: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover page and pages 7, 21, 22, 201, 215 and 216 of the Amended Registration Statement in response to the Staff’s comment.

*****

Please contact me at (202) 662-6000 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kerry S. Burke
Kerry S. Burke
Covington & Burling LLP

cc:	Michael Davidson, NewAmsterdam Pharma Company N.V.

David Topper, NewAmsterdam Pharma Company N.V.

Brian K. Rosenzweig, Covington & Burling LLP